CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/2112/06/LTR

28 August 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER





06016475

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 23 August 2006 (*Announcement by subsidiary company, Millennium & Copthorne Hotels plc on Board Change*); and
- 24 August 2006 (*Notification on Changes in Subsidiary and Partnership*)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	23-Aug-2006 12:47:26
Announcement No.	00014

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by subsidiary company, Millennium & Copthorne Hotels plc on Board Change
Description	Please find attached the announcement relating to the above matter released by Millennium & Copthorne Hotels plc on 22 August 2006.
Attachments:	MnCBoardChange.pdf Total size = **14K** (2048K size limit recommended)

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22 August 2006

Millennium & Copthorne Hotels plc
Board Change

Millennium & Copthorne Hotels (M&C) plc today announces that Sir Idris Pearce, an independent Non-Executive Director, is to retire from the Board on 31 August 2006. Sir Idris joined the M&C Board as an independent Non-Executive Director immediately prior to flotation on the London Stock Exchange in 1996.

Kwek Leng Beng, Chairman of Millennium & Copthorne, commented:

"Sir Idris has been a Non-Executive Director of the company since flotation and his contribution has been invaluable. I would like to thank him for his experience and expertise throughout his time here and to wish him well for the future."

M&C announced the appointment of Christopher Keljik OBE as a non-Executive Director in May of this year.

Chris was previously Group Executive Director of Standard Chartered plc.

Chris also holds non-executive directorships at Foreign & Colonial Investment Trust plc and Jardine Lloyd Thompson Group plc.

For further information please contact:

Tony Potter, Group Chief Executive
Millennium & Copthorne Hotels plc — +44 (0) 207 872 2444

Ben Foster/Charlie Watenphul
Financial Dynamics — +44 (0) 207 831 3113

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	24-Aug-2006 17:07:39
Announcement No.	00027

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notification on Changes in Subsidiary and Partnership
Description	Please refer to the attached file on the above.
Attachments:	CDL-Ann.pdf Total size = **34K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON CHANGES IN SUBSIDIARY AND PARTNERSHIP

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

1. **Changes in Shareholding Interest in Subsidiary Company, Grand Plaza Hotel Corporation ("GPHC")**

   The Philippine Fund Limited ("TPFL") and Zatrio Pte Ltd ("ZPL") have accepted GPHC's shares buyback offer ("GPHC's offer") for the purchase of part of their shareholdings in GPHC. GPHC is a subsidiary within the Millennium & Copthorne Hotels plc ("M&C") Group.

   GPHC's offer was made to all shareholders of GPHC based on the buyback ratio of one share for every twenty-six shares held by each shareholder in the share capital of GPHC at the price of Philippine Pesos 50 per share.

   Following the acceptance of GPHC's offer, the M&C Group's shareholding in GPHC is as follows:-

	TPFL		ZPL	
	No. of shares of P10 each	% shareholding	No. of shares of P10 each	% shareholding
Shareholding Before Acceptance of GPHC's offer	41,319,321	54.16% *	25,251,667	33.10% *
Shares sold Back to GPHC	(1,569,973)	-	(971,217)	-
Total shareholding after acceptance of GPHC's offer	39,749,348	54.17% **	24,280,450	33.09% **

   * percentage based on the issued and paid up share capital of 76,290,009 shares (net of treasury stocks)
   ** percentage based on the issued and paid up share capital of 73,376,207 shares (net of treasury stocks)

2. **Increase in interest in The El Dorado Partnership, Ltd.**

   The M&C Group has completed the acquisition of an additional 40% general partnership interest in The El Dorado Partnership, Ltd. on 6 June 2006 for a purchase price of USD2,920,000 arrived at on a willing-buyer, willing-seller basis.

   Following the acquisition, M&C's interest in The El Dorado Partnership, Ltd. held through its subsidiary, AIRCOA Hospitality Services, Inc. has increased from 40% to 80%.

By Order of the Board

Enid Ling Peek Fong
Company Secretary
Date: 24 August 2006